October 21, 2005

Mr. Jim B. Rosenberg

United States Securities and

  Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0801

Mr. Todd Sherman

United States Securities and

  Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549-0801

Re:  NBTY, Inc. (“NBTY” or the “Company”) - File No. 1-31788

Dear Mr. Rosenberg and Mr. Sherman:

We are writing this letter in response to your letter dated October 7, 2005 regarding your review of NBTY’s response letter dated September 9, 2005.   We have provided our responses keyed to each comment raised in your letter in order to facilitate your review.

SEC Question:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 23

1.               Please refer to your response to prior comment one. Please explain to us why there are no deductions in your rollforward schedule of the promotional program incentive accrual. Additionally, we believe the promotional program incentive accrual rollforward schedule would be important to investors and this proposed disclosure should also be included within Management’s Discussion and Analysis. Please revise your proposed disclosures, accordingly.

NBTY Response

There are no deductions in the rollforward schedule of the promotional program incentive accrual because customer charges were reflected directly in the current period as a decrease in sales. The accrual was only revised upward each quarter to reflect the amounts earned during the period and still owed to customers; therefore, there were no deductions in the rollforward schedule.

As requested, the Company will incorporate the rollforward schedule of the promotional program incentive accrual (including all customer charges which were recorded directly against sales) within the Management’s Discussion and Analysis Section in future annual filings.

SEC Question:

2.               Please tell us the nature of the amounts charged to other accounts in the promotional program incentive accrual in fiscal year 2003.

NBTY Response

The nature of the amounts charged to other accounts in the promotional program incentive accrual in fiscal year 2003 represents the aggregate opening balance sheet reserves for sales returns and promotional program incentives from the Rexall acquisition.

SEC Question:

3.               Please confirm that you will include a discussion within Management’s Discussion and Analysis to disclose why you do not have the ability to track returns by fiscal period as outlined in your response dated September 8, 2005.

NBTY Response

The Company confirms that it will include a discussion within Management’s Discussion and Analysis to disclose why it does not have the ability to track returns by fiscal period.

SEC Question:

Liquidity and Capital Resources

EBITDA, page 36-37

4.               We have read your response to prior comments two and three; however, we continue to believe that you have not met the burden of demonstrating the usefulness of any financial measure that excludes recurring items.  Answer 10 in the Non-GAAP FAQ allows the use of EBITDA in certain circumstances as a liquidity measure if this measure is contained in a material debt agreement; however, it continues to state that discussion of the non-GAAP financial measure for other purposes would not be permitted. The discussion of EBITDA as a liquidity measure as it relates to your credit agreements would be allowed. Please tell us how you plan to delete EBITDA as a supplementary non-GAAP operating performance measure in your filings or provide additional supplemental information to demonstrate why these measures provide useful information to investors.

NBTY Response

The Company will prospectively eliminate the entire paragraph labeled as EBITDA in the “Management’s Discussion and Analysis - Liquidity and Capital Resources” section.  The Company will refer to EBITDA only as a liquidity measure in its discussion of its compliance with its credit agreements and indenture.

Please let me know if you have any questions.  We appreciate your comments and would be pleased to discuss these matters further at your request.

Sincerely,

/s/ Harvey Kamil
Harvey Kamil
President and Chief Financial Officer